OCEAN BIO-CHEM, INC.
4041 SW 47 Avenue
Fort Lauderdale, FL 33314

January 17, 2011

United States
Securities and Exchange Commission
Washington, DC 20549-0510

ATTN:  Jeffrey Gordon
              Staff Accountant

Dear Mr. Gordon:

We hereby acknowledge receipt of your Comment Letter dated January 14, 2011 and concur with your suggested change to the wording reflected in our filing of the original Form 8-K filed on January 10, 2011.  We anticipate filing the applicable Amended Form 8-K/A shortly after transmitting this letter to you.

Further,  we acknowledge that the Company is responsible for the adequacy and accuracy of disclosures made in our filings; that staff comments or changes to disclosures made in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jeffrey S. Barocas
Jeffrey S. Barocas
Vice President - Finance
Chief Financial Officer